FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX


03032017

September 02, 2003


SEC MAIL PROCESSING
RECEIVED
SEP 11 2003
155
WASH, D.C. SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

SUPPL

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated September 02, 2003

Please find enclosed 3 copies of the news release listed above.

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Yours very truly,

NORTHERN ABITIBI MINING CORP.

Barb O'Neill

dw 9/15

NORTHERN ABITIBI MINING CORP.

FILE No.
82-4749

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE SEPTEMBER 2, 2003

News Release: **03-07**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING TO BEGIN AT SOUTH VOISEY BAY

Northern Abitibi Mining Corp. has been advised by Falconbridge Limited that drilling is to commence on the North Gabbro and more specifically on the Northern Abitibi and Commander Resources Ltd. Properties during the second week of September. One hole of approximately 200 meters is planned on the Northern Abitibi Property. This hole will be the third of three holes planned for the South Voisey Bay project. The first two holes will be drilled on the adjacent Donner/Commander Property.

Drilling is planned based on the results of the recently completed MegaTEM airborne survey and the phase two ground geophysical follow up program that included pulse electromagnetic and AMT surveys. Based on the new data, the Falconbridge technical team has outlined a broad conductive area with a geophysical signature that may be indicative of massive sulphide mineralization. The conductive area targeted for drilling in this phase of the program is also coincident with a significant east-west gravity trend as well as magnetic signature.

Previous drilling on the Northern Abitibi Property in 1997 has returned mineralized intersections grading 11.8% nickel and 9.7% copper and 0.43% cobalt over 1.1 meters (ddh 97-75) and 15.7 metres which assayed 1.13% nickel, 0.78% copper and 0.20% cobalt (ddh 97-96). The new target areas outlined for drilling in the coming weeks are located between 1.5 to 4 kilometers to the south and south east of previous massive sulphide intersections on the Northern Abitibi Property.

The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the Northern Abitibi Property by spending $5 million on exploration over a five-year period. The property is currently owned 48% by Northern Abitibi and 52% by Donner Minerals Ltd with Teck having a back-in right of 50% of Donner's interest into the property due to previous arrangements between Donner and Teck.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice President/Director


SEC MAIL
RECEIVED
PROCESSING
SEP 11 2003

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

SEPTEMBER 2, 2003

News Release: **03-07**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING TO BEGIN AT SOUTH VOISEY BAY

Northern Abitibi Mining Corp. has been advised by Falconbridge Limited that drilling is to commence on the North Gabbro and more specifically on the Northern Abitibi and Commander Resources Ltd. Properties during the second week of September. One hole of approximately 200 meters is planned on the Northern Abitibi Property. This hole will be the third of three holes planned for the South Voisey Bay project. The first two holes will be drilled on the adjacent Donner/Commander Property.

Drilling is planned based on the results of the recently completed MegaTEM airborne survey and the phase two ground geophysical follow up program that included pulse electromagnetic and AMT surveys. Based on the new data, the Falconbridge technical team has outlined a broad conductive area with a geophysical signature that may be indicative of massive sulphide mineralization. The conductive area targeted for drilling in this phase of the program is also coincident with a significant east-west gravity trend as well as magnetic signature.

Previous drilling on the Northern Abitibi Property in 1997 has returned mineralized intersections grading 11.8% nickel and 9.7% copper and 0.43% cobalt over 1.1 meters (ddh 97-75) and 15.7 metres which assayed 1.13% nickel, 0.78% copper and 0.20% cobalt (ddh 97-96). The new target areas outlined for drilling in the coming weeks are located between 1.5 to 4 kilometers to the south and south east of previous massive sulphide intersections on the Northern Abitibi Property.

The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the Northern Abitibi Property by spending $5 million on exploration over a five-year period. The property is currently owned 48% by Northern Abitibi and 52% by Donner Minerals Ltd with Teck having a back-in right of 50% of Donner's interest into the property due to previous arrangements between Donner and Teck.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice President/Director


PROCESSING
SEP 11 2003
SECTION

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE SEPTEMBER 2, 2003

News Release: **03-07**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING TO BEGIN AT SOUTH VOISEY BAY

Northern Abitibi Mining Corp. has been advised by Falconbridge Limited that drilling is to commence on the North Gabbro and more specifically on the Northern Abitibi and Commander Resources Ltd. Properties during the second week of September. One hole of approximately 200 meters is planned on the Northern Abitibi Property. This hole will be the third of three holes planned for the South Voisey Bay project. The first two holes will be drilled on the adjacent Donner/Commander Property.

Drilling is planned based on the results of the recently completed MegaTEM airborne survey and the phase two ground geophysical follow up program that included pulse electromagnetic and AMT surveys. Based on the new data, the Falconbridge technical team has outlined a broad conductive area with a geophysical signature that may be indicative of massive sulphide mineralization. The conductive area targeted for drilling in this phase of the program is also coincident with a significant east-west gravity trend as well as magnetic signature.

Previous drilling on the Northern Abitibi Property in 1997 has returned mineralized intersections grading 11.8% nickel and 9.7% copper and 0.43% cobalt over 1.1 meters (ddh 97-75) and 15.7 metres which assayed 1.13% nickel, 0.78% copper and 0.20% cobalt (ddh 97-96). The new target areas outlined for drilling in the coming weeks are located between 1.5 to 4 kilometers to the south and south east of previous massive sulphide intersections on the Northern Abitibi Property.

The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the Northern Abitibi Property by spending $5 million on exploration over a five-year period. The property is currently owned 48% by Northern Abitibi and 52% by Donner Minerals Ltd with Teck having a back-in right of 50% of Donner's interest into the property due to previous arrangements between Donner and Teck.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice President/Director